Profit and Loss - Portola Bistro - MDABISTRO LLC

(PV) Summary	10/01/2024 - 12/31/2024	
	Amt	%
Sales	$486,823.69	100%
Cogs	$122,526.06	25%
Payroll	$171,385.11	35%
Gross Profits	$192,912.52	40%
Overhead	$127,031.64	26%
Net Income	$65,880.88	14%

(PV) Detail	10/01/2024 - 12/31/2024	
	Amt	%
PV Sales		
---40000-43999 Food Sales ---		
Food Sales:40000	$486,823.69	100%
	$486,823.69	100%
---49000 Non-Business Income---		
Taxable Tips Collected:49100	$12,250.14	3%
Non-Taxable Tips Paid:49500	-$12,250.14	-3%
	-	0%
PV Sales	$486,823.69	100%
PV COGS		
---50000-54000 Food Costs---		
Food Cost:50000	$89,167.92	18%
Bread and Bun Costs:51400	$4,166.71	1%
	$93,334.63	19%
---54000-56000 Alcohol Costs---		
Wine Cost:54400	$4,520.33	1%
Liquor Cost:54700	$24,671.10	5%
	$29,191.43	6%
PV COGS	$122,526.06	25%
PV Payroll		
---61000 Payroll - Management---		
Manager Payroll:61000	$17,842.09	4%
	$17,842.09	4%
---62000 Payroll - BOH---		
BOH Payroll - Cook:62150	$90,274.86	19%
	$90,274.86	19%
---63000-66000 Payroll - FOH---		

(PV) Detail   **10/01/2024 - 12/31/2024**

	Amt	%
FOH Payroll - Server:63200	$39,344.68	8%
FOH Payroll - Busser:63300	$23,248.74	5%
FOH Payroll - Host:63400	$674.74	0%
	$63,268.16	13%
PV Payroll	$171,385.11	35%
PV Prime Costs	$293,911.17	60%
PV Gross Profits	$192,912.52	40%
PV Controllable Expenses		
---70000 72000 GM Controllable Costs - Ops Related---		
Dining Room Supplies - Consumable:71120	$513.00	0%
Bar Supplies - Consumable:71160	$151.03	0%
	$664.03	0%
---72000 GM Controllable Costs - Customer Related---		
Marketing:72100	$10,000.00	2%
Advertising:72180	$1,295.38	0%
Entertainment - Other:72680	$400.00	0%
	$11,695.38	2%
---73000 GM Controllable Costs - Employee Related---		
Auto and Truck Expenses:73100	$3,138.05	1%
Recruiting:73400	$149.48	0%
Employee Training:73500	$4,171.00	1%
	$7,458.53	2%
---74000 GM Controllable Costs - Building & Equipment Related---		
Cleaning Supplies:74100	$2,057.99	0%
Contract Cleaning:74150	$400.00	0%
Kitchen Supplies:74200	$1,985.08	0%
Repairs to Building:74500	$625.26	0%
Building Cleaning & Maintenance:74600	$615.75	0%
Contract Labor:74800	$24,563.00	5%
	$30,247.08	6%
---75000 GM Controllable Costs - Office & Management Related---		
Office Expenses:75050	$1,057.86	0%
Office Supplies:75100	$7,321.24	2%
Restaurant Software Fees:75300	$134.99	0%
Credit Card Processing:75400	$18,233.58	4%
	$26,747.67	5%
PV Controllable Expenses	$76,812.69	16%
PV Fixed Overhead		

(PV) Detail	10/01/2024 - 12/31/2024	
	Amt	%
---80000-82000 Operational Costs---		
Accounting:81140	$2,450.00	1%
	$2,450.00	1%
---82000 Occupancy Costs---		
Rent:82100	$30,022.55	6%
	$30,022.55	6%
---83000 Utility Costs---		
Electric:83100	$11,526.75	2%
Trash Removal:83300	$885.00	0%
	$12,411.75	3%
---84000 Equipment Rental---		
POS System Equipment Rental:84200	$1,803.81	0%
	$1,803.81	0%
---85000-87000 Taxes & Insurance---		
Liability Insurance:85100	$1,384.00	0%
Health Permit:86200	$1,969.00	0%
	$3,353.00	1%
PV Fixed Overhead	$50,041.11	10%
PV Ownership Controllable		
---93000 Bank Charges & Interest---		
Bank Fees:93100	$0.06	0%
Interest Expense:93400	-$2.22	-0%
Late Payment Penalties:93500	$180.00	0%
	$177.84	0%
PV Ownership Controllable	$177.84	0%
PV Overhead	$127,031.64	26%
PV Net Income	$65,880.88	14%
All Location Net Income	$65,880.88	14%

Balance Sheet - Portola Bistro - MDABISTRO LLC

Period Ending	12/31/2024

Assets

---1100 Cash and Bank Accounts---

Cash On Hand:11000	$1,000.00
Wells Fargo - 2495:11101	$162,438.05
	$163,438.05

---1200 Accounts Receivable---

CCP:12100	-
Owner/ Investor Loans 2:12401	$6,500.00
Transfer in Process:12980	-
Receipts Split:12990	$14,098.60
	$20,598.60

---1500 Property and Equipment---

Leasehold Improvements:15300	$16,000.00
	$16,000.00

---1600 Intangible Assets---

Liquor License:16400	$15,095.00
	$15,095.00

Assets	$215,131.65

Liabilities

---2000 Accounts Payable---

Wells Fargo Signify - 2344:20101	$32,351.89
Accounts Payable:21000	$10,498.81
Sales Taxes Payable:23000	$15,993.00
	$58,843.70

---2500 Other Liabilities---

Gift Card Outstanding:25100	$2,600.00
Payroll Outstanding:25200	$13,770.42
Payroll Taxes Outstanding:25250	$10,230.42
Tips Payable:25500	$4,403.06
Sales Tax Collected:25700	-$1,297.17
	$29,706.73

---2600 Split Accounts---

Payroll Split:26100	$3,356.84
	$3,356.84

---2800 Notes Payable---

Toast Capital:28050	$98,686.20
	$98,686.20

Liabilities	$190,593.47

Owner's Equity

---3000 Owner's Equity---

Contributions - Dino:33000	$150,000.00
Distributions - Dino:34000	-$31,358.41
Distributions - Aytac:34010	-$39,358.41
Distributed Earnings:35200	-$35,565.54
	$43,717.64

Owner's Equity	$43,717.64
Retained Earnings	-$19,179.46

Statement of Cash Flows - Portola Bistro - MDABISTRO LLC

Cash Flow		10/01/2024 - 12/31/2024	
Account	Increases	Decreases	+/- in Cash
Net Income			$65,880.88
Operating Activities			
---20100-20199 Credit Card Balances---			
Wells Fargo Signify - 2344	$71,170.12	$57,177.44	$13,992.68
			$13,992.68
---21000-24000 Accounts Payable---			
Accounts Payable	$272,566.20	$267,066.39	$5,499.81
Sales Taxes Payable	$46,788.00	$35,670.00	$11,118.00
			$16,617.81
---25000-28000 Accounts Payable---			
Gift Card Outstanding	$3,175.00	$575.00	$2,600.00
Payroll Outstanding	$104,390.09	$95,276.40	$9,113.69
Payroll Taxes Outstanding	$77,378.69	$67,148.27	$10,230.42
Tips Payable	$103,951.78	$102,781.75	$1,170.03
Sales Tax Collected	$45,587.07	$46,788.00	-$1,200.93
Payroll Split	$172,848.33	$181,998.51	-$9,150.18
			$12,763.03
---12000-13000 Accounts Receivable---			
CCP	$588,727.36	$595,948.59	$7,221.23
Owner/ Investor Loans 2	$4,000.00	-	-$4,000.00
Transfer in Process	$63,112.27	$57,000.00	-$6,112.27
Receipts Split	$651,787.68	$637,689.08	-$14,098.60
			-$16,989.64
Operating Activities			$26,383.88
Investment Activities			
---15000-18000 Investments---			
Liquor License	$13,500.00	-	-$13,500.00
			-$13,500.00
Investment Activities			-$13,500.00
Financing Activities			
---34000-35000 Owner's Distributions---			
Distributions - Dino	-	$31,358.41	-$31,358.41
Distributions - Aytac	-	$39,358.41	-$39,358.41
			-$70,716.82
---35000-36000 Retained Earnings---			
Distributed Earnings	-	$32,052.00	-$32,052.00

Cash Flow   **10/01/2024 - 12/31/2024**

Account	Increases	Decreases	+/- in Cash
			-$32,052.00
---28000-29000 Loans (payable)---			
Toast Capital	$100,000.00	$1,313.80	$98,686.20
			$98,686.20
Financing Activities			-$4,082.62
Change in Cash and Cash Equivalents			$74,682.14
Bank Accounts / Cash			
---11000-11400 Bank Accounts / Cash---			
Cash On Hand	$16,589.20	$16,716.82	-$127.62
Wells Fargo - 2495	$697,204.25	$622,394.49	$74,809.76
			$74,682.14
Bank Accounts / Cash			$74,682.14